UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

Red Violet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

Joshua B. Weingard, Esq.

Red Violet, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,666
	8.	SHARED VOTING POWER 2,497,982(1)
	9.	SOLE DISPOSITIVE POWER 6,666
	10.	SHARED DISPOSITIVE POWER 2,497,982 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,504,648 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Frost Gamma Investments Trust (“FGIT”) beneficially owns 2,497,982 shares. Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 10,266,612 shares of the Issuer’s common stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 3 of 6

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,497,982 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,497,982 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,982 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	FGIT beneficially owns 2,497,982 shares. Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	Based on 10,266,612 shares of the Issuer’s common stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 4 of 6

Item 1.	Security and Issuer

This Schedule 13D is filed by Dr. Phillip Frost, M.D. and FGIT (together, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share, of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Cogint, Inc., also a Delaware corporation (“cogint”). Effective March 26, 2018 (the “Effective Date”), cogint distributed pro-rata all of the shares of the Issuer to cogint stockholders of record on March 19, 2018 (the “Record Date”) and holders of certain warrants to purchase cogint common stock (the “Spin-off”) as further described in Item 3 below.

The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

Dr. Phillip Frost, M.D. is the Chairman of the Board and Chief Executive Officer of OPKO Health, Inc. Dr. Frost is the sole trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, Suite 1500, Miami, FL 33137. Dr. Frost is a United States citizen. FGIT is a Florida trust.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 26, 2018, in connection with the Spin-off of Red Violet, Inc. by cogint, 100% of the Issuer’s common stock was distributed pro rata to holders of cogint’s common stock and certain warrants. Holders of cogint common stock received one share of the Issuer’s common stock for each 7.5 shares of cogint common stock held as of the close of business on the Record Date.

The Spin-off is governed by a Separation and Distribution Agreement (the “Separation Agreement”) and other related agreements (collectively, the “Spin-off Documents”), which provide the terms and conditions of the separation of the two businesses and for the Spin-off, which included the Issuer’s right to a $20.0 million cash contribution from cogint before the Spin-Off.

Before the Record Date, cogint accelerated the vesting of all outstanding restricted stock units (“RSUs”) and stock options owned by employees or independent contractors of the Issuer and delivered all shares of common stock underlying such RSUs and stock options exercised before the Record Date, so that such shares participated in the Spin-off pro rata.

In addition, holders of certain warrants to purchase cogint common stock participated in the Spin-off pro rata, in accordance with the terms of their warrants.

In aggregate, 10,266,612 shares of the Issuer’s common stock were distributed in the Spin-off on the Effective Date.

Item 4.	Purpose of Transaction.

The information regarding the Spin-off in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the Issuer’s common stock for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of the Issuer’s common stock, or securities convertible into the Issuer’s common stock. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Issuer’s common stock which they now own or may hereafter acquire.

Other than as described above, the Reporting Persons do not have any present plan or proposal as stockholders which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 75704L104	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons are the beneficial owners of 2,504,648 shares of common stock of the Issuer, in the aggregate, representing 24.4% of the Issuer’s common stock.

As of the date hereof, Dr. Frost beneficially owned 2,504,648 shares of common stock of the Issuer, representing 24.4% of the Issuer’s common stock, which includes 2,497,982 shares held by FGIT. Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation

As of the date hereof, FGIT beneficially owned 2,497,982 shares of common stock of the Issuer, representing 24.3% of the Issuer’s common stock.

The percentage of beneficial ownership is based upon 10,266,612 shares of common stock of the Issuer outstanding as of March 26, 2018.

(b) Each of the Reporting Persons have the shared power to vote or direct to vote or the shared power to dispose or direct the disposition of 2,497,982 shares of common stock of the Issuer beneficially held by the Reporting Persons. The securities discussed above are owned of record by FGIT, of which Dr. Frost is the trustee. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, Dr. Frost may be deemed to be the beneficial owner of the shares held by FGIT.

In addition, Dr. Frost has the sole power to dispose or direct the disposition of 6,666 shares of common stock of the Issuer.

The filing of this statement shall not be construed as an admission that Dr. Frost or FGIT is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated April 6, 2018 by and between the Reporting Persons.

CUSIP No. 75704L104	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: April 6, 2018	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee